

Mail Stop 3561

January 30, 2017

Michael J. Wortley
Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street, Suite 1900
Houston, TX 77002

> **Re: Cheniere Energy, Inc.**
> **Cheniere Energy Partners LP Holdings, LLC**
> **Cheniere Energy Partners, L.P.**
> **Sabine Pass Liquefaction LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 19, 2016**
> **File Nos. 1-16383, 1-33366, 1-36234 and 333-192373**

Dear Mr. Wortley:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ William H. Thompson

                                        William H. Thompson
                                        Accounting Branch Chief
                                        Office of Consumer Products